As filed with the Securities and Exchange Commission on November 20, 2024

Securities Act Registration No. 333-271866

Investment Company Registration No. 811-23460

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

[X] UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 2

and/or

REGISTRATION STATEMENT

[X] UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 7

ACCORDANT ODCE INDEX FUND

(Exact Name of Registrant as Specified in the Declaration of Trust)

6710 E. Camelback Rd., Suite 100,

Scottsdale, AZ 85251

(Address of Principal Executive Offices)

602-609-2193

(Registrant’s Telephone Number, Including Area Code)

Puja Madan

6710 E. Camelback Rd., Suite 100,

Scottsdale, AZ 85251
(Name and address of agent for service)

COPIES TO:

Accordant Investments LLC

6710 E. Camelback Rd., Suite 100,

Scottsdale, AZ 85251

William Bielefeld, Esq.

Kevin Cahill, Esq.

Dechert LLP

US Bank Tower

633 West 5th Street Suite 4900

Los Angeles, CA 90071

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[X]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-271866

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[X]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Financial Statements:

None.

Exhibits:

(a)	(1) Certificate of Trust(1) (2) Declaration of Trust(1)
(b)	Bylaws(1)
(c)	Not applicable
(d)	Form of Multiple Class Plan(1)
(e)	Dividend Reinvestment Plan(1)
(f)	Not applicable
(g)	(1) Form of Investment Advisory Agreement between the Fund and Accordant Investments LLC(1) (2) Form of Subadvisory Agreement between the Fund and IDR Investment Management, LLC(1)
(h)	(1) Form of Distribution Agreement(1) (2) Form of Distribution and Shareholder Services Plan(1)
(i)	Not applicable
(j)	Form of Custodian Agreement(1)
(k)

(1) Form of Administration Agreement by and between the Fund and Accordant Investments LLC(1)

(2) Expense Limitation and Reimbursement Agreement by and among the Fund, Accordant Investments LLC and IDR Investment Management, LLC(2)

(l)	Opinion and Consent of Dechert LLP(3)
(m)	Not applicable
(n)	(1) Consent of Cohen & Company, Ltd.(3)
(2) Consent of RSM US LLP*
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable
(r)	Code of Ethics(1)
(s)	Powers of Attorney(3)

*	Filed herewith.

(1)	Incorporated by reference from Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-271866) filed on September 1, 2023.

(2)	Incorporated by reference from Appendix C to the predecessor fund's Definitive Proxy Statement on Schedule 14A (File No. 811-23460) filed on July 27, 2023.
(3)	Incorporated by reference from Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-271866) filed on October 28, 2024.

Item 26. Marketing Arrangements

Reference is made to the Form of Distribution Agreement, which is included as Exhibit (h)(1) hereto.

Item 27. Other Expenses of Issuance and Distribution

The following table shows the fees and expenses, other than underwriting discount, to be paid by the Fund in connection with the sale and distribution of the securities being registered hereby. All amounts are estimates.

Printing expenses	$38,000
Accounting fees and expenses	$50,000
Legal fees and expenses	$150,000
Miscellaneous	$32,000
Total	$270,000

The amounts set forth above are estimates. All of the expenses set forth above will be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

The following table shows the number of holders of securities of the Registrant as of October 22, 2024.

Title of Class	Number of Record Holders
Class I Shares	150
Class A Shares	1
Class Y Shares	3

Item 30. Indemnification

Reference is made to Article V of the Registrant's Agreement and Declaration of Trust (the "Declaration of Trust"). The Registrant hereby undertakes that it will comply the indemnification provisions of the Declaration of Trust in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant's investment adviser, Accordant Investments LLC (the "Adviser"), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director, executive officer, managing member or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the SEC (File No. 801-128031), and is incorporated herein by reference.

Information as to the directors and officers of the Registrant's investment sub-adviser, IDR Investment Management, LLC (the "Sub-Adviser"), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Sub-Adviser, and each director, executive officer, managing member or partner of the Sub-Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the SEC (File No. 801-108809), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at 6710 E. Camelback Rd., Suite 100, Scottsdale, AZ 85251.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

i. to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement ; and

iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b. that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. that, for the purpose of determining liability under the Securities Act to any purchaser:

i. Not applicable;

ii. if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i. any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

ii. free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

iii. the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv. any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Independence, State of Ohio on the 20th day of November, 2024.

Accordant ODCE Index Fund

By:	/s/ Greg Stark
Greg Stark
Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David Canter*	Trustee	November 20, 2024
David Canter

R. Byron Carlock*	Trustee	November 20, 2024
R. Byron Carlock

Geoffrey Dohrmann*	Trustee	November 20, 2024
Geoffrey Dohrmann

Dan McNamara*	Trustee	November 20, 2024
Dan McNamara

/s/ Greg Stark	Trustee	November 20, 2024
Greg Stark

*By	/s/ Greg Stark
Greg Stark
Attorney-in-Fact pursuant to Powers of Attorney